# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nature's Miracle Holding Inc., CIK 0001947861
CUSIP: 63903P100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Nature's Miracle Holding Inc., 3281 E. Guasti Road, Suite 175, Ontario, California (CA), 91761
Date of event which requires filing of this statement: 07/24/2025
Filed by CIK 0002025763
Persons authorized to receive notices and communications: Tie (James) Li, Nature's Miracle Holding Inc., 3281 E. Guasti Road, Suite 175, Ontario, California (CA), 91761, (909) 218-4601

## Reporting persons
- Tie (James) Li (CIK 0002025763): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,018,286; shared voting power 0; sole dispositive power 9,018,286; shared dispositive power 0; aggregate amount beneficially owned 9,018,286 (36.5% of the class)
  Comment: (1) Consists of (i) 5,592,580 shares of common stock directly held by Mr. Li, and (ii) 3,425,706 shares of common stock held by Big Lake Capital LLC. Mr. Li, is the Managing Member of Big Lake Capital LLC, and has voting and dispositive power over the securities held of record by Big Lake Capital LLC. Mr. Li disclaims any beneficial ownership of the securities held by Big Lake Capital LLC, except to the extent of his pecuniary interest therein.
  
  Gives effect to the 1-for-30 reverse stock split effected on November 21, 2024 to all shares of common stock held prior to November 21, 2024.
  
  (2) Based on 23,520,742 shares of the Issuer's common stock issued and outstanding as of July 25, 2025, as reported on the issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2025.
- Big Lake Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 3,425,706; shared voting power 0; sole dispositive power 3,425,706; shared dispositive power 0; aggregate amount beneficially owned 3,425,706 (12.7% of the class)
  Comment: (1) Gives effect to the 1-for-30 reverse stock split effected on November 21, 2024 to all shares of common stock held prior to November 21, 2024.
  
  (2) Based on 23,520,742 shares of the Issuer's common stock issued and outstanding as of July 25, 2025, as reported on the issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Nature's Miracle Holding Inc.
Address of issuer's principal executive offices: Nature's Miracle Holding Inc., 3281 E. Guasti Road, Suite 175, Ontario, California (CA), 91761
Comment:
Explanatory Note

This Amendment No. 2 to Schedule 13D (this "Amendment") hereby amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission on April 17, 2024, and amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 21, 2024 (the "Original Schedule 13D").

This Amendment relates to (i) the transfer of 5,160,739 shares of common stock to Mr. Li pursuant to a debt-to-equity conversion agreement, dated as of July 24, 2025, and (ii) the addition of an additional reporting person, Big Lake Capital, LLC. Mr. Li, is the Managing Member of Big Lake Capital LLC, and has voting and dispositive power over the securities held of record by Big Lake Capital LLC. Mr. Li disclaims any beneficial ownership of the securities held by Big Lake Capital LLC, except to the extent of his pecuniary interest therein.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains in effect, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

This statement is filed by (i) Tie (James) Li and (ii) Big Lake Capital, LLC. Mr. Li and Big Lake Capital LLC, are referred to herein as the "Reporting Persons."
Residence or business address: The business addresses of the Reporting Persons are: (i) James Li, c/o Nature's Miracle Holding Inc., 858 N Central Ave, Upland, CA 91786, and (ii) Big Lake Capital LLC., 3929 E LA JOLLA ST, ONTARIO, CA 91761.
Present principal occupation or employment: The present principal occupation of Mr. Li is the Chief Executive Officer and the Chairman of the Board of Directors ("Board") of the Company. The principal business of Big Lake Capital, LLC is the manager of sales, marketing, and distribution of Basalt America reinforcement products for Dade, Broward and Monroe Counties in the State of Nevada. Mr. Li, is the Managing Member of Big Lake Capital LLC
Criminal convictions in the last five years: Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Li is a United States citizen. Big Lake Capital LLC is a Nevada Limited Liability Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 24, 2025, Mr. Li entered into a debt-to-equity conversion agreement (the "Debt to Equity Conversion Agreement") with Nature's Miracle Holdings, Inc. (the "Company"). Pursuant to the Debt to Equity Conversion Agreement, Mr. Li converted his unpaid wages and salaries through July 23, 2025 in the amount of $673,476 into 5,160,739 shares of the Company's common stock at a conversion price of $0.1305 per share.

The foregoing description of the Debt to Equity Conversion Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D/A and incorporated by reference.

On April 11, 2025, Big Lake Capital entered into a Convertible Promissory Note with the Company. Pursuant to the Convertible Promissory Note, Big Lake Capital shall lend to the Company up to $2,000,000 with the initial tranche of $600,000 funded on April 11, 2025. Interest accrues at 10% payable monthly. The Convertible Promissory Note has a term of one year, and expires on April 11, 2026. Big Lake Capital may convert any amount funded plus accrued interest into shares of common stock of the Company at a conversion price equal to $0.198 or 110% of the closing price of the Common Stock on April 11, 2025, the date of initial funding. As additional consideration, Big Lake Capital shall also receive warrants to purchase up to 10,010,101 shares of common stock assuming the $2 million is fully funded, with an exercise price of $0.198. As of July 25, 2025, the Investor funded $678,290 plus accrued interest of $20,718 in total. On July 25, 2025, Big Lake Capital converted $678,290 into 3,425,706 shares of common stock at a conversion price of $0.1980. Mr. Li, is the Managing Member of Big Lake Capital LLC, and has voting and dispositive power over the securities held of record by Big Lake Capital LLC. Mr. Li disclaims any beneficial ownership of the securities held by Big Lake Capital LLC, except to the extent of his pecuniary interest therein. The foregoing description of the Convertible Promissory Note does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D/A and incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

Upon the consummation of the Business Combination, Mr. Li was appointed to serve as Chief Executive Officer and the Chairman of the Board. As a director and officer of the Company, Mr. Li may have influence over the corporate activities of the Company; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the Lock-Up Agreement, the provisions of the Bylaws and the Issuer's insider trading policies, Mr. Li may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Mr. Li may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by the Reporting Persons, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a) - (b)
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each Reporting Person, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 23,520,742 shares of the Issuer's Common Stock issued and outstanding as of July 25, 2025:

Reporting Person Tie (James) Li
Amount beneficially owned 9,018,286 (1)(2)
Percent of class 36.5%
Sole power to vote or to direct the vote 9,018,286 (1)(2)
Shared power to vote or to direct the vote 0
Sole power to dispose or to direct the disposition 9,018,286 (1)(2)
Shared power to dispose or to direct the disposition 0.

Reporting Person Big Lake Capital LLC Amount beneficially owned 3,425,706(2) Percent of class 12.7% Sole power to vote or to direct the vote 3,425,706(2) Shared power to vote or to direct the vote 0 Sole power to dispose or to direct the disposition 3,425,706(2) Shared power to dispose or to direct the disposition 0.

(1) Consists of (i) 5,592,580 shares of common stock directly held by Mr. Li, and (ii) 3,425,706 shares of common stock held by Big Lake Capital LLC. Mr. Li, is the Managing Member of Big Lake Capital LLC, and has voting and dispositive power over the securities held of record by Big Lake Capital LLC. Mr. Li disclaims any beneficial ownership of the securities held by Big Lake Capital LLC, except to the extent of his pecuniary interest therein.

(2) Gives effect to the 1-for-30 reverse stock split effected on November 21, 2024 to all shares of common stock held prior to November 21, 2024.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, the Reporting Persons did not effect any transaction with respect to Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Debt to Equity Conversion Agreement

On July 24, 2025, Mr. Li entered into the Debt to Equity Conversion Agreement with the Company. Pursuant to the Debt to Equity Conversion Agreement, Mr. Li converted his unpaid wages and salaries through July 23, 2025 in the amount of $673,476 into 5,160,739 shares of the Company's common stock at a conversion price of $0.1305 per share

The foregoing description of the Debt to Equity Conversion Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D/A and incorporated by reference.

Conversion of Convertible Promissory Note

On April 11, 2025, Big Lake Capital entered into a Convertible Promissory Note with the Company. Pursuant to the Convertible Promissory Note, Big Lake Capital shall lend to the Company up to $2,000,000 with the initial tranche of $600,000 funded on April 11, 2025. Interest accrues at 10% payable monthly. The Convertible Promissory Note has a term of one year, and expires on April 11, 2026. Big Lake Capital may convert any amount funded plus accrued interest into shares of common stock of the Company at a conversion price equal to $0.198 or 110% of the closing price of the Common Stock on April 11, 2025, the date of initial funding. As additional consideration, Big Lake Capital shall also receive warrants to purchase up to 10,010,101 shares of common stock assuming the $2 million is fully funded, with an exercise price of $0.198. As of July 25, 2025, the Investor funded $678,290 plus accrued interest of $20,718 in total. On July 25, 2025, Big Lake Capital converted $678,290 into 3,425,706 shares of common stock at a conversion price of $0.1980. Mr. Li, is the Managing Member of Big Lake Capital LLC, and has voting and dispositive power over the securities held of record by Big Lake Capital LLC. Mr. Li disclaims any beneficial ownership of the securities held by Big Lake Capital LLC, except to the extent of his pecuniary interest therein. The foregoing description of the Convertible Promissory Note does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D/A and incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number Description
2.1 Merger Agreement dated September 9, 2022 (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
2.2 Amendment No. 1 to Merger Agreement, dated as of June 7, 2023 (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
2.3 Amendment No. 2 to Merger Agreement, dated as of December 8, 2023 (incorporated by reference to Exhibit 2.3 to the Company's Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
10.1 Form of Loan Agreement (incorporated by reference to Exhibit 10.1 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on July 12, 2023)
10.2 Form of Purchaser Support Agreement (incorporated by reference to Exhibit 10.1 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.3 Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.2 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.4 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.5 Employment Agreement (incorporated by reference to Exhibit 10.7 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.6 Standby Equity Purchase Agreement dated April 10, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on April 11, 2023)
10.7 Amendment No. 1 to Standby Equity Purchase Agreement dated June 12, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on June 14, 2023).
10.8 Amendment No. 2 to Standby Equity Purchase Agreement dated December 11, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on December 22, 2023).
10.9 Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.4 to Company's Current Report on Form 8-K filed with the Securities & Exchange Commission on March 15, 2024)
10.10 Form of Voting Agreement (incorporated by reference to Exhibit 10.5 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.11 Registration Rights Agreement dated as of March 11, 2024, by and between the Company and each party listed under Holder on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on 8-K, filed with the SEC on March 15, 2024).
10.12 Debt to Equity Conversion Agreement dated November 19, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K, filed with the SEC on November 22, 2024).
10.13 Debt to Equity Conversion Agreement dated July 24, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K, filed with the SEC on July 28, 2025).
10.14 Convertible Promissory Note dated April 11, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K, filed with the SEC on April 16, 2025).

99.1 Joint Filing Agreement

## Signatures
- Tie (James) Li: /s/ Tie (James) Li, Tie (James) Li (07/28/2025)
- Big Lake Capital, LLC: /s/ Tie (James) Li, Managing Member (07/28/2025)